Holdings & Sectors

Holdings

Top 15 Holdings as of June 30, 2014	
Baidu ADR	5.30%
Apple Computer, Inc.	5.27%
Mastercard, Inc.	4.52%
Teva Pharmaceutical	4.21%
American International Group, Inc.	3.87%
Citigroup, Inc.	3.79%
Bank of America Corp.	3.60%
Munich RE Group	3.46%
CF Industries	3.41%
EMC Corporation	3.36%
BNP Paribas ADR	3.22%
Joy Global	3.20%
National Oilwell Varco, Inc.	3.11%
MTN Group ADR	3.11%
Viacom Inc.	3.07%

LATEST NEWS

Quarterly Commentary 1Q14

Quarterly Commentary 4Q13


PROSPECTUS

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Sectors



Information Technology 25.28%
Financials 17.93%
Energy 15.59%
Telecommunication Services 11.60%
Consumer Discretionary 5.34%
Consumer Staples 4.74%
Health Care 4.21%
Materials 3.41%
Industrials 3.20%
Cash 8.70%

Fund Sectors as of June 30, 2014	
Information Technology	25.28%
Financials	20.10%
Energy	15.59%
Telecommunication Services	11.60%
Consumer Discretionary	5.34%
Consumer Staples	4.74%
Health Care	4.21%
Materials	3.41%
Industrials	3.20%
Cash	8.70%

Performance & NAV

Investment Strategy

The Mundoval Fund seeks long-term capital appreciation by investing in U.S. and international businesses.

The Fund's strategy focuses on value style investing by owning shares of companies believed to be trading at a discount to their intrinsic value.

Differentiating Factors

- Portfolio Manager invested alongside clients.
- Long-term, multi-year investment horizon and low turnover of portfolio holdings.
- Consistent application of investment philosophy through market cycles.
- Conservative business valuation estimates that prioritize free cash flow generation.

Geographic Diversification

As of June 30, 2014


8.7%
42.1%
49.2%
International
Domestic
Net Cash[1]

¹Net Cash represents cash equivalents and other assets less liabilities.

Top 10 Holdings	
Baidu ADR	5.30%


PROSPECTUS

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Apple Computer, Inc.	5.27%
Mastercard, Inc.	4.52%
Teva Pharmaceutical	4.21%
American International Group, Inc.	3.87%
Citigroup, Inc.	3.79%
Bank of America Corp.	3.60%
Munich RE Group	3.46%
CF Industries	3.41%
EMC Corporation	3.36%

Industry Diversification	
Information Technology	25.29%
Financials	17.93%
Energy	15.59%
Telecommunication Services	11.60%
Consumer Discretionary	5.34%
Consumer Staples	4.74%
Health Care	4.21%
Materials	3.41%
Industrials	3.20%
Cash	8.70%

Fund Facts	
Ticker	MUNDX
CUSIP	62613P202
Inception Date	9/3/2004

Total Holdings	29
2013 Portfolio Turnover	32.54%
Net Assets (millions)	$21.15
Audited Expense Ratio	1.50%
No sales loads or distribution	

Average Annual Total Returns[2]

As of June 30, 2014


Mundoval Fund
MSCI World Index
22.60%
24.05%
12.84%
11.80%
15.05%
14.98%
4.25%
3.42%
7.75%
7.57%
1 Year
3 Years
5 Years
7 Years
Since Inception

Hypothetical Growth of $10,000 since inception[2]


$20,819
$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
2004
2006
2007
2009
2010
2012
2013

A hypothetical $10,000 investment in the fund at inception on 9/3/04 would have been worth $20,819 on 6/30/14. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. This chart does not imply future performance.

[2]Risks & Important Considerations

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. All returns include change in share prices, and reinvestment of any dividends and capital gains distributions. Current performance may be lower or higher than the performance data quoted. Indices shown are broad-based, unmanaged indices commonly used to measure performance of U.S. and world stocks. These indices do not incur expenses and are not available for investment. You may obtain performance data current to the most recent month -end by calling the transfer agent at 1-877-59-FUNDS. You should consider the investment objectives, risks, and charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59- FUNDS. The prospectus should be read carefully.

MUNDOVAL FUND
GLOBAL VALUE INVESTING

7855 Ivanhoe Ave. Ste 210, La Jolla, CA 92037

